                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                       Commission file number  333-24519


(Check One):

[_] Form 10-K
[_] Form 10-KSB
[_] Form 20-F
[_] Form 11-K
[X] Form 10-Q
[_] Form 10-QSB
[_] Form N-SAR


                        For Period Ended:  July 1, 2000


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates: Not applicable.

Part I - Registrant Information

Full Name of Registrant:       Pen-Tab Industries, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number, City, State and Zip
Code): 167 Kelley Dr., Front Royal, VA 22630

Part II - Rules 12b-25 (B) and (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be complete. (Check box if appropriate)

     [x]  (a)  The reasons described in reasonable detail in Part III of this
          form         could not be eliminated without unreasonable effort or
          expense;

     [_] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

     [_]  (c)  The accountant's statement or other exhibit required by Rule 12b-
               25 (c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion hereof, could not be filed within the prescribed period.

The completion of internal financial statements for the period ending July 1, 2000 was delayed due to staff turnover within the Finance Department. The subsequent quarterly reporting has also been affected by this delay. The Registrant's report on form 10-Q for the period ending July 1, 2000 will not be complete by the required filing date, however we believe at this time that the report will be filed within the grace period provided for under Rule 12b-25.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:,

     William Leary
     Vice President, Chief Financial and Administrative Officer
     (540) 622-2000
     (540) 631-9699 fax

     (Name, Title, Area Code, Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securites

     Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [x]  Yes  [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [_]  Yes  [x]  No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pen-Tab Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 11, 2000      By:  /s/ William Leary
                                 ----------------------------------
                                 Vice President, Chief Financial and
                                 Administrative Officer
                                 (principal financial officer and
                                 accounting officer)




                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
          Violations (see 18 U.S.C. 1001)